Exhibit 99.1

GoldMining Announces Filing of Financial Statements, MD&A, Annual Information Form and Annual Report on Form 40-F

Vancouver, British Columbia – February 27, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (“GoldMining” or the "Company") announces the filing of its annual financial statements, management's discussion and analysis (“MD&A”), annual information form (together, the “Annual Filings”) and its annual report on Form 40-F (the "Form 40-F") for the year ended November 30, 2025.

The Annual Filings, which include information regarding the Company's financial position, operations and projects for the fiscal year, are available under the Company's profile at www.sedarplus.ca, on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.goldmining.com. The Form 40-F is available under the Company's profile on EDGAR.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont

VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com